NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

December 2, 2025

Anuja Majmudar

Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:      HNO International, Inc.

Amendment No. 6 to Offering Statement on Form 1-A

Filed November 19, 2025

File No. 024-12607

Dear Ms. Majmudar:

This is in response to oral comments of the Staff received December 1, 2025, relating to Amendment No. 6 to the Offering Statement on Form 1-A of HNO International, Inc. (the “Company”). The Staff’s oral comments are addressed below:

Oral Comment No. 1: Deletion of paragraph on page 21.

Please be advised that the subject paragraph has been deleted.

Oral Comment No. 2: Filing of auditor’s consent.

Please be advised that an updated auditor’s consent has been filed as Exhibit 11.1.

_________________________________

Further to recent discussions between the Staff and the undersigned, the Company confirms that it understands each of the provisions of Rule 253(b), including the notes to such paragraph.

_________________________________

We believe that this filing is now in order for qualification.

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Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding this letter or the Amendment.

Thank you for your attention in this matter.

Sincerely,
NEWLAN LAW FIRM, PLLC By: /s/ Eric Newlan Eric Newlan Managing Member

cc: HNO International, Inc.

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